VOTING SUPPORT AND NOMINATION AGREEMENT

This Voting Support and Nomination Agreement (this “Agreement”), dated as of February 22, 2016, is entered into by and among SailingStone Capital Partners LLC, a Delaware limited liability company (“SailingStone Capital”), SailingStone Holdings LLC, a Delaware limited liability company, MacKenzie B. Davis and Kenneth L. Settles Jr. (collectively, the “SailingStone Parties”, and each individually a “SailingStone Party”) and Taseko Mines Limited, a British Columbia corporation (the “Company”).

WHEREAS, as of the date hereof to the best of its knowledge, SailingStone Capital currently has discretionary investment authority and discretionary voting authority over approximately 23,077,317 common shares of the Company (“Common Shares”);

WHEREAS, subject to the terms and conditions set forth in this Agreement, the board of directors of the Company (the “Board”) intends to consider the qualifications of two new independent directors in consultation with the SailingStone Parties (the “New Nominees”); and

WHEREAS, subject to the terms and conditions set forth in this Agreement, the SailingStone Parties wish to vote the Common Shares in favor of the 2016 Nominees (as defined below), including the New Nominees.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements of the parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
BOARD OF DIRECTORS

1.1     New Nominees. The Company shall consult with the SailingStone Parties prior to nominating the New Nominees and consider in good faith the views of the SailingStone Parties. Neither of the New Nominees shall be:

(a)     a director, officer, employee or affiliate (as defined below) of Hunter Dickinson Inc. (“HDI”), Heatherdale Resources Ltd., Northcliff Resources Ltd., Rathdowney Resources Ltd, Northern Dynasty Minerals Ltd, Amarc Resources Ltd. or Quartz Mountain (the “HDI Related Entities”); or

(b)     a director, officer, employee, affiliate, shareholder or partner of Raging River Capital LP (“RRC”), Raging River Capital GP LLC or Raging River Capital 2 LLC or any director nominee of RRC named in its requisition for a Company shareholder meeting dated January 13, 2016 (the “Raging River Entities”).

Each of the New Nominees shall (i) be “independent” within the meaning of all applicable securities laws and the rules of the Toronto Stock Exchange; (ii) have technical or operational mining experience, or have a track record of creating value for the shareholders of mining companies; and (iii) be acceptable to the SailingStone Parties, acting reasonably.

1.2     Nomination. The nominating and governance committee and Board shall nominate each of the New Nominees for election as a director of the Company at the next annual general meeting of the Company (the “2016 Meeting”). In addition to the New Nominees, the nominating and governance committee and Board shall also nominate the Ronald W. Thiessen (Chairman), William Armstrong, Robert A. Dickinson, Russell Hallbauer, Alexander G. Morrison (Lead Director), Richard Mundie and Linda Thorstad (the “Existing Nominees”) for election at the 2016 Meeting (the Existing Nominees, together with the New Nominees, the “2016 Nominees”), for a total of nine nominees.

ARTICLE 2
COVENANTS

2.1     Covenants of the SailingStone Parties.

(a)     The SailingStone Parties agree that at the 2016 Meeting (or any adjournment or postponement thereof) SailingStone Capital shall vote, or cause to be voted, all of the Common Shares for which SailingStone Capital has discretionary investment authority and discretionary voting authority as of the record date of the 2016 Meeting:

(i)     in favor of the following resolutions: (A) to receive the audited financial statements of the Company for the financial year ended December 31, 2015 and accompanying report of the auditor, provided no material exceptions are noted by the auditor; (B) to set the number of directors of the Company at nine; (C) to elect the 2016 Nominees as directors of the Company to hold office for the ensuing year; and (D) to appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the 2016 fiscal year and to authorize the directors to fix their remuneration; and (E) any adjournment or postponement of the 2016 Meeting that is recommended by the Board, provided such adjournment or postponement will not result in the 2016 Meeting being reconvened more than 30 days after the scheduled date of the 2016 Meeting; and

(ii)     against any other resolutions proposed or supported by any of the Raging River Entities.

(b)     The SailingStone Parties agree that at any meeting of Company shareholders held prior to the 2016 Meeting (including the meeting of Company shareholders requisitioned by RRC on January 13, 2016) (or any adjournment or postponement thereof), however called, involving a one or more resolutions relating to the election of Company directors, the removal of Company directors or setting the number of Company directors, they shall vote, or caused to be voted, all of the Common Shares for which SailingStone Capital has discretionary investment authority and discretionary voting authority as of the record date of such meeting:

(i)     as recommended by the Board in respect of such election or removal of Company directors or setting the number of Company directors in the Company information circular pertaining to such meeting; and

(ii)     against any other resolution proposed or supported by any of the Raging River Entities.

(c)     Except as expressly contemplated by this Agreement, the SailingStone Parties agree that, during the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1, unless specifically invited in writing by the Board, none of the SailingStone Parties or any of their affiliates (as such term is defined under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or any other parties under common management therewith (“Representatives”) acting on behalf of a SailingStone Party will in any manner, directly or indirectly (including, without limitation, by directing, requesting or suggesting that any other person take such action):

(i)     effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in or in any way knowingly assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in (A) any “solicitation” of “proxies” to vote (as such terms are used in applicable corporate and securities laws, but including actions that would be a solicitation but for an exemption under such laws) or consents to vote (whether or not related to the election or removal of directors) with respect to the Common Shares, or (B) the initiation, proposal, encouragement or solicitation of shareholders of the Company for the approval of any shareholder proposals with respect to the Company, or (C) the solicitation, advisement or influence of any person with respect to the voting of any Common Shares;

(ii)     deposit any Common Shares in a voting trust or subject Common Shares to a voting agreement or other agreement or arrangement with respect to the voting of such shares or securities, including, without limitation, by lending any securities of the Company to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote of the Company;

(iii)     make or be the proponent of: (A) any take-over bid or tender offer for common shares of the Company; (B) any acquisition of a material portion of the assets or property of the Company; or (C) any merger, amalgamation arrangement restructuring or other business combination involving the Company;

(iv)     (A) requisition, call or seek to requisition or call any meeting of the Company’s shareholders; (B) except as provided herein, seek representation on the Board; (C) seek, or vote for or support another party seeking, the removal of, or vote for the removal of, any member of the Board; (D) seek, or vote for or support another party seeking to elect or appoint a majority of the members of the Board; (E) conduct a referendum of the Company’s shareholders; or (F) make a request for a shareholder list or other similar Company books and records; or

(v)     form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) or act jointly or in concert (within the meaning of applicable Canadian securities laws) in connection with any action contemplated in this Section 2.1; or

(vi)     take any action or propose to take any action with respect to any of the foregoing, including through the provision of advice, assistance, support, public statements or encouragement;

(d)     Until the conclusion of the 2016 Meeting, the SailingStone Parties shall not sell any of the Common Shares held by them except (i) to fund withdrawals or redemptions by their clients; provided such Common Shares are not sold to any person that any of the SailingStone Parties reasonably knows is (A) a Raging River Entity or (B) seeking to take an action described in Section 2.1(c); or (ii) if directed by the beneficial owner of an account managed by a SailingStone Party.

(e)     Until the conclusion of the 2016 Meeting, the SailingStone Parties shall use commercially reasonable efforts to retain full discretionary investment authority and discretionary voting authority over the Common Shares beneficially owned by its investment advisory clients.

(f)     Until the conclusion of the 2016 Meeting, the SailingStone Parties shall immediately notify the Company if any investment advisory client of SailingStone Capital, wholly or partially, revokes SailingStone Capital’s authority to exercise voting discretion over Common Shares or if the investment advisors, board of trustees or similar decision making person or body of any such investment advisory client votes or propose to vote the Common Shares beneficially owned by such investment advisory client other than as set out in Sections 2.1(a) or (b).

2.2     Covenants of the Company.

(a)     The Company shall amend its Corporate Governance Policies and Procedures Manual dated May 4, 2015 to provide that: (i) any proposed acquisition, including by way of share purchase, asset purchase, merger, amalgamation, arrangement or restructuring, by the Company of any corporation, asset or property in which any HDI Related Entity or director, officer, employee or affiliate thereof has a shareholder interest (a “Related Party Transaction”) will be submitted to shareholders at a duly called meeting of Company shareholders wherein Company shareholders will be asked to consider and vote on whether to approve the Related Party Transaction (the “Related Party Transaction Resolution”). For the Company to proceed with the Related Party Transaction, the Related Party Transaction Resolution must be approved by a majority of votes cast by disinterested holders of Common Shares voted at such meeting; and

(ii)     a say-on-pay resolution (the “Say-on-Pay Resolution”) will be submitted to shareholders at each annual general meeting of Company shareholders, including for the avoidance of doubt the 2016 Meeting, wherein Company shareholders will be asked to consider and vote on an advisory basis, as to the acceptability of the Company’s executive compensation and fees paid to HDI and any director, officer, employee or affiliate of HDI by the Company in respect of services provided over the previous year by such entity under any services agreement, or equivalent, between the Company and HDI or any HDI affiliate (the “Services Agreement”). The proxy circular for such meeting will provide detailed disclosure in respect of the services provided by HDI and any HDI affiliate and the fees paid by the Company in respect of those services. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting and if the Say-on-Pay Resolution is not approved by a majority of Common Shares voted at the Company’s annual general meeting, the Board will consult with the Company’s shareholders, particularly those who are known to have voted against the Say-on-Pay Resolution, in order to understand their concerns, and the Services Agreement will be referred to an independent committee of the Company’s Board for amendment or cancellation, as determined in the independent committee’s sole discretion to be in the best interests of the Company.

(b)     the Company shall not file a complaint naming the SailingStone Parties or the RS Investment Trust or its series RS Global Natural Resources Fund in respect of the Schedule 13G/A filed by certain of the SailingStone Parties with the SEC on February 16, 2016 or the Schedule 13D filed by the SailingStone Parties with the SEC on February 19, 2016.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1     Representations of the SailingStone Parties. The SailingStone Parties represent and warrant as follows:

(a)     The SailingStone Parties have the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)     This Agreement has been duly and validly authorized, executed and delivered by the SailingStone Parties, constitutes a valid and binding obligation and agreement of the SailingStone Parties and is enforceable against the SailingStone Parties in accordance with its terms, subject to the qualification that enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)     As of the date hereof to the best of their knowledge, the SailingStone Parties and their affiliates have discretionary investment authority and discretionary voting authority over an aggregate of approximately 23,077,317 Common Shares and such Common Shares constitute all of the Common Shares over which the SailingStone Parties and their affiliates have discretionary investment authority and discretionary voting authority. The Company acknowledges and agrees that, pursuant to applicable law and the terms of any investment advisory or similar agreements with SailingStone Capital, investment advisory clients of SailingStone Capital may have the authority to revoke SailingStone Capital’s authority to exercise voting discretion over the Common Shares, and that such investment advisory clients of SailingStone Capital are not (and shall not be) bound by the terms and conditions of this Agreement with respect to the voting of such Common Shares. The Company further acknowledges and agrees that while SailingStone Capital will use commercially reasonable efforts to obtain proxy voting materials from all investment advisory client custodians, SailingStone Capital will not be responsible for voting Common Shares for which an investment advisory client’s custodian fails to forward proxy materials to SailingStone Capital

(d)     The SailingStone Parties and their affiliates have not, and, to their knowledge, none of their investment advisory clients have, formed, joined or in any way participated in a “group” (as defined in Section 13(d)(3) of the Exchange Act) or acted jointly or in concert (within the meaning of applicable Canadian securities laws) in connection with: (i) the voting of Common Shares in connection with the 2016 Meeting or the meeting of Company shareholders requisitioned by RRC on January 13, 2016; or (ii) any action contemplated in Section 2.1(c) .

(e)     To the knowledge of the SailingStone Parties, as of the date of execution of this Agreement none of the investment advisory clients of SailingStone Capital have threatened to, wholly or partially, revoke SailingStone Capital’s authority to exercise voting discretion over Common Shares or have threatened to vote or propose to vote the Common Shares beneficially owned by such investment advisory client other than as set out in Sections 2.1(a) or (b).

3.2     Representations of the Company. The Company represents and warrants as follows:

(a)     The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)     This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

ARTICLE 4
TERMINATION

4.1     Termination. This Agreement shall remain in full force and effect until the earliest of:

(a)     two years from the date hereof; and

(b)     such other date established by mutual written agreement of each of the parties.

4.2     Effect of Termination. Article 5 shall survive the termination of this Agreement. No termination pursuant to Section 4.1 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

ARTICLE 5
GENERAL

5.1    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile or email, upon confirmation of receipt:

If to the Company:

Taseko Mines Limited
15th Floor - 1040 W. Georgia St.
Vancouver, BC, Canada
V6E 4H1

Attention:	Trevor Thomas
Fax No.:	(604) 684-8092
Email:	trevorthomas@hdimining.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, BC, Canada V7X 1T2

Attention:	Fred R. Pletcher
Fax No.:	(604) 622-5802
Email:	fpletcher@blg.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West
Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:	Adam M. Givertz
Fax No.:	(416) 981-7126
Email:	agivertz@paulweiss.com

If to the SailingStone Parties:

SailingStone Capital Partners
1 California Street, 30th Floor
San Francisco, CA 94111

Attention:	Ken Settles
Fax No.:	(415) 358-4118
Email:	KSettles@sailingstonecapital.com

with a copy (which shall not constitute notice) to:

Dechert LLP
2010 Main Street #500
Irvine, CA 92614

Attention:	Kevin Cahill
Fax No.:	(949) 442-6051
Email:	kevin.cahill@dechert.com

5.2     No Third-Party Beneficiaries. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

5.3     Communications.

(a)     Neither party shall issue a press release or similar public statement to the press or media or publish information on its website regarding the Agreement or its terms. The Company agrees that during the term of this Agreement, neither it nor any of its directors, officers, employees or agents shall make any public or private statement regarding the voting of any Common Shares held by the RS Global Natural Resources Fund, a separate series of RS Investment Trust.

(b)     During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1:

(i)     the SailingStone Parties, their respective officers and directors and the SailingStone Parties’ controlled affiliates shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing or filing in Canada, any statement or announcement that constitutes an ad hominem attack on the officers or directors of the Company or any person who has served as an officer or director of the Company in the past; and

(ii)     the Company, its affiliates and their respective officers and directors shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing or filing in Canada, any statement or announcement that constitutes an ad hominem attack on the officers, directors or investment professionals of the SailingStone Parties or any person who has served as an officer, director or investment professional of the SailingStone Parties in the past.

(c)     Nothing in Section 5.3(a) or (b) shall prevent the making of any factual statement as required by applicable legal process, subpoena, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

5.4     Fiduciary Duties. Notwithstanding anything herein to the contrary, the SailingStone Parties shall not be required to take or omit to take any action hereunder to the extent such action (or omission of action) would reasonably be expected to be inconsistent with the SailingStone Parties’ fiduciary duties or obligations under the U.S. Investment Advisers Act of 1940 or the U.S. Investment Company Act of 1940.

5.5     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties: (a) irrevocably and unconditionally consent and submit to the jurisdiction of the state and federal courts located in New York, New York for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agree that service of any process, summons, notice or document by registered mail to the address set forth in Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding brought against them; (c) irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in such courts; and (d) irrevocably and unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in such courts has been brought in an inconvenient forum. Notwithstanding the foregoing, a party may seek injunctive or other equitable relief in any jurisdiction to prevent another party's breach of this Agreement.

5.6     Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable only by the parties hereto. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

5.7     Amendments; Waivers. This Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

5.8     Entire Agreement. This Agreement constitutes the entire agreement of all the parties and except as provided herein supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein. The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

5.9     Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

5.10     Expenses. All fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

5.11     Captions. The captions contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

5.12     Specific Performance. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in damages. It is accordingly agreed that the parties are entitled to seek an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity, and a party will not take any action, directly or indirectly, in opposition to another party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and the parties further agree to waive any requirement for the security or posting of any bond in connection with such remedy or relief.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

TASEKO MINES LIMITED

By:	/s/ Linda Thorstad
Name: Linda Thorstad
Title: Chair of the Special Committee

[Signature Page to Voting Support and Nomination Agreement]

SAILINGSTONE CAPITAL PARTNERS LLC

By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Partner

SAILINGSTONE HOLDINGS LLC

By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Partner

/S/ MACKENZIE B. DAVIS
MACKENZIE B. DAVIS

/S/ KENNETH L. SETTLES JR.
KENNETH L. SETTLES JR.

[Signature Page to Voting Support and Nomination Agreement]